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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5800 fax sophia.hudson@davispolk.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Entera Bio Ltd.

November 17, 2017

Re:	Entera Bio Ltd. Registration Statement on Form F-1 File No. 333-221472 CIK No. 0001638097 CONFIDENTIAL

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ada D. Sarmento and Ms. Mary B. Breslin,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comment number 8 contained in the Staff’s letter dated August 10, 2017 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form F-1, originally confidentially submitted on July 14, 2017 (the “Registration Statement”), in connection with the initial public offering of the Company’s ordinary shares (the “Offering”).

The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comment. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 67

8.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 17, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Entera Bio Ltd.

price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

Historical Fair Value Determination Methodology

For an explanation of how the Company determined the fair value of the ordinary shares underlying its issuances of equity, the Company respectfully refers the Staff to the discussion of its general approach set forth in the Registration Statement in “Management's Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation” and “Note 10. Share Capital” to the Company’s audited consolidated financial statements as of and for the periods ended December 31, 2016 and 2015, as well as “Note 4. Financial Risk Management and Financial Instruments” to the Company’s unaudited condensed consolidated financial statements as of and for the period ended June 30, 2017.

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of the Company’s ordinary shares has been determined by the Company using a variety of methods. The estimated fair value of the Company’s ordinary shares was determined using the Probability Weighted Expected Return Method (“PWERM”) model, based on possible scenarios that the Company foresees. This model considered the value of the Company as a whole and allocated such value to the ordinary shares and preferred shares under an option pricing model within each applicable exit scenario of the Company (the “Hybrid Method”).

For the purpose of determining the value of the Company, the Company used the discounted cash flow, or DCF, method. Under the DCF method, the Company’s projected after-tax cash flows were discounted back to present value using a particular discount rate. The discount rate, known as the weighted average cost of capital, or WACC, accounts for the time value of money and the appropriate degree of risk inherent in the Company’s business. The DCF method requires significant assumptions, in particular, regarding the Company’s projected cash flows and the discount rate applicable to the Company’s business.

As of September 30, 2017, the fair value of the Company’s ordinary shares was based on the market approach and used a price per share of $908.78 per Series B preferred share from the Company’s preferred share issuance in October 2017 as a basis for fair market value.

Various objective and subjective factors that the Company believed were relevant in determining estimated fair value per ordinary share during each reporting period included:

•	the results of a third-party valuation obtained as of October 4, 2017, which resulted in an estimated fair value per ordinary share of $819. This valuation was prepared using the Probability-Weighted Expected Return Method model based on possible scenarios for the Company and Backsolve option pricing method model.

•	the price at which the Company sold preferred shares and the superior rights and preferences of the Company’s preferred shares relative to the ordinary shares at the

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 17, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Entera Bio Ltd.

time of each grant. As detailed above, as of October 4, 2017, the fair value of ordinary shares was valued based on the market approach and used the price per share of $908.78 per Series B preferred share from the Company’s preferred share issuance in October 2017 as a basis for fair market value.

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its lead product candidates, EB612 and EB613;

•	the Company’s stage of development and its business strategy, external market conditions affecting the biotechnology industry, and trends within the biotechnology industry, the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the ordinary shares and preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering, in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

Estimated Offering Price

The Company hereby advises the Staff that the underwriters in the Offering have indicated to the Company that the anticipated offering price to the public of the Company’s ordinary shares in the Offering is expected to be between approximately $[***Redacted***] and $[***Redacted***] per share. Please note that this price range does not reflect the effect of an anticipated share split before the initial public offering. The Company has calculated an approximate pre-money valuation of $[***Redacted***] million using the treasury stock method.

The actual price range to be included on the cover of the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the actual price range will be within the range stated above (adjusting for the exchange ratio that will be determined in conjunction with the finalizing of the actual price range).

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters for the Offering. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets, the recent market prices

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 17, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Entera Bio Ltd.

of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters for the Offering regarding potential valuations of the Company.

Since January 1, 2016, the Company has issued the following equity awards in the form of options with the following fair value per ordinary share.

Period	Number of options granted	Exercise price per share	Fair value per ordinary share
March 2016	1,133	$479.38	$1,030
May-June 2016	8	NIS 0.01*	$1,020
July-September 2016	12	NIS 0.01*	$1,010
August 2016	494	$479.00	$1,010
November 2016	4	NIS 0.01*	$990
February 2017	12	NIS 0.01*	$980
April 2017	1,133	$980	$970
October 2017**	8,578	$820	$819
November 2017	4,650	$820	$819

* As of November 2017, NIS 0.01 was equal to less than USD 0.01

** In April 2017, the Company’s shareholders approved granting these options pending certain triggering conditions. However, the options did not become exerciseable until October 2017 when a relevant triggering condition was met. For accounting purposes, the Company treated the awards as performance-based awards. Given that the performance condition was probable as of September 30, 2017, the Company recognized expenses with respect to this grant.

In October 2017, the company raised $12.4 million through the sale of its Series B preferred shares (the “Series B Financing”). As a result, as of October 4, 2017, the Company used the market approach to determine the fair value of its ordinary shares. The Company derived the fair value of its ordinary shares by using the price of $908.78 per Series B preferred share, the price at which the Company sold preferred shares to investors in the Series B Financing.

In order to derive the fair value of its ordinary shares, the Company used the Hybrid Method and Backsolve option pricing method model. Based on the market approach described above, the Company determined that the fair value per ordinary share in October 2017 was $819, based on a fair value per ordinary share of $[***Redacted***] for the initial public offering scenario (weighted at [***Redacted***]%). If the Company had applied a weighting of [***Redacted***]% to the initial public offering scenario, the fair value of the Company’s common stock in the October 2017 valuation would have been $[***Redacted***] per share.

The Company additionally performed a sensitivity analysis to examine what the total amount of option compensation would have been if the Company had calculated the fair value of the options granted in prior periods using $819 as the fair value of the Company’s ordinary shares for the relevant period, and the effect was immaterial.

As discussed above, the fair value per ordinary share derived from the market approach in October 2017 was $819, an overall decrease of 20.5% from March 2016. This decrease in fair value was mainly due to difficulties experienced by the Company in raising capital over this period as well as

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 17, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Entera Bio Ltd.

consideration of a short-term liability of approximately $9 million in convertible loans that was required to be repaid in December 2017 unless converted to shares before that date (such loans were converted to Series B-1 preferred shares in connection with the Series B Financing). In October 2017, the Company raised capital in the form of the issuance of Series B preferred shares, which shares have superior preference liquidation rights versus ordinary shares. As a result, the fair value of the Company’s ordinary shares decreased.

With respect to the Staff’s request for the reasons explaining the difference between the estimated offering price and recent valuations of the Company’s ordinary shares, the Company believes that the differences in value reflected between the estimated price range for the Offering and the fair value per share for each of the periods set forth in the table above were primarily the result of the following factors and circumstances:

•	The Company entered into the Series B Financing in October 2017. The option awards granted in October 2017 have exercise prices of $819 for grants issued under the Company’s Share Incentive Plan to certain directors, reflecting the fair value of the ordinary shares based on a market approach that uses the price per share of $908.78 per Series B preferred share from the Company’s preferred share issuance in October 2017 as a basis for fair market value.

•	The Company engaged underwriters in September 2017 in connection with the Offering and submitted a confidential draft registration statement to the Commission in July 2017. Thereafter, the Company commenced testing-the-waters meetings with potential investors in which the Company received favorable feedback and as a result of which the Company elected to continue to pursue the Offering. In November 2017, the Company publicly filed the Registration Statement with the Commission to position itself for the anticipated launch of the Offering.

•	The Offering is expected to create liquidity, and the estimated price range assumes that an initial public offering has occurred, a public market for the Company’s ordinary shares has been created and the Company’s preferred shares have converted into ordinary shares in connection with the offering. The estimated price range excludes any marketability or illiquidity discount for the Company’s ordinary shares.

•	The Company expects to accrue significant benefits as a result of becoming publicly traded through the Offering, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an improved ability to raise equity and debt capital going forward, including from the public equity and debt markets, and at a lower expected cost of capital and with reduced borrowing costs, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and complete strategic transactions.

•	The Company’s currently outstanding preferred shares have economic rights and preferences superior to the Company’s ordinary shares, in particular, a liquidation preference with interest of 5% per annum, depending on the series of preferred shares.

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 17, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Entera Bio Ltd.

The estimated price range reflects the contemplated conversion of the Company’s preferred shares into ordinary shares in the initial public offering and the corresponding elimination of such superior economic rights and preferences.

•	The estimated price range for the Offering is based only upon a scenario in which the Company completes the Offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s ordinary shares in connection with its option grants and valuation of its financial instruments, which considered multiple potential scenarios for the Company, thus resulting in a lower value of the Company’s ordinary shares than the estimated price range for the Offering.

•	As is the case for the biotechnology industry where the value of clinical-stage companies oftentimes depends on their ability or perceived ability to execute on their business plans, including obtaining regulatory approval of their product candidates, rather than quantitative results of operations, the Company believes that the price that investors are willing to pay for the Company’s ordinary shares in the Offering may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 17, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Entera Bio Ltd.

cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd. Michael Kaplan, Davis Polk Ivan Blumenthal, Mintz Levin